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16014718

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-1369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Putnam Retail Management LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Post Office Square
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Ettinger 617-760-1632
(Area Code – Telephone Number)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 1 2016 DIVISION OF TRADING & MARKETS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) (State) 02116 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2016 DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aKB.

OATH OR AFFIRMATION

I, Robert Ettinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Putnam Retail Management, LP, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page and Report of Independent Registered Public Accounting Firm
- ☒ (b) Statement of Financial Condition and Notes to Financial Statements.
- ☐ (c) Statement of Loss.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report [filed separately].
- ☒ (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon [filed separately].

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP

200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Putnam Retail Management Limited Partnership

We have audited the accompanying statement of financial condition of Putnam Retail Management Limited Partnership (the "Partnership") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Putnam Retail Management Limited Partnership as of December 31, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the financial statement, partners' capital at January 1, 2015 has been restated to correct errors related to income taxes and dealer commissions.

As discussed in Notes 1, 2 and 6, the Partnership has significant transactions with its Parent and its affiliates. This financial statement may not necessarily be indicative of the financial position had the Partnership been operated as an unaffiliated company. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

February 26, 2016

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents (Note 2)	$	42,956,239
Accounts receivable from Parent and affiliates, net (Note 6)		50,743,013
Accounts receivable from mutual funds for distribution plans		35,263,185
Accounts receivable from sales of mutual fund shares		611,329
Prepaid expenses and other assets		5,458,667
TOTAL ASSETS	$	135,032,433
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	15,569,148
Commissions payable for distribution plans		23,181,626
Accrued compensation and employee benefits		4,847,242
Total liabilities		43,598,016
Commitments and contingencies (Note 7)		-
Partners' Capital		91,434,417
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	135,032,433

The accompanying notes are an integral part of these financial statements.

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

(1) ORGANIZATION

Putnam Retail Management Limited Partnership (the "Partnership" or "PRM") is a 99% owned subsidiary of Putnam U.S. Holdings I, LLC ("Holdings"), which is a wholly indirectly-owned subsidiary of Putnam Investments, LLC (the "Parent" or "Putnam") and a 1% owned subsidiary of Putnam Retail Management GP, Inc., a wholly owned subsidiary of Holdings (the "Partners"). The Parent is a majority indirectly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco"). The U.S. dollar ($) is the functional currency of the Partnership.

The Partnership is a registered broker dealer whose primary business is the underwriting, sale and distribution of shares of Parent-sponsored mutual funds (the "Funds"), principally within the United States of America. The Partnership's revenue is largely dependent on the total value and composition of assets under management by Putnam Investment Management, LLC ("PIM"), an affiliate of the Partnership, which includes domestic and international equity and debt portfolios. Accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

The Partnership and its Parent have significant interdependencies, as described in Notes 2 and 6. The accompanying financial statements have been prepared from the separate records maintained by the Partnership and may not be indicative of the financial positions or the results of operations that would have existed if the Partnership had been operated as an unaffiliated company.

Effective January 1, 2015, the full service retirement business of Putnam was sold by the Parent to Great-West Financial ("GWF"), a majority indirectly-owned subsidiary of Lifeco. As such, this was considered a common control transaction. The sale of the full service retirement business had no material impact on net capital.

On October 1, 2015, the Partnership transferred the clearing agreement with National Financial Services, LLC ("NFS") to GWF and ceased acting as an introducing broker. All accounts prior to this were carried by, and all trades were cleared through, NFS, an independent third party. The Partnership is exempt from the reserve requirements of Rule 15c3-3 of the Exchange Act, under the provision of subparagraph (k)(1) thereof, as it does not introduce customer accounts, hold funds or securities for, or owe money or securities to, customers, as further discussed and defined in Note 4. The Partnership has a new membership agreement with the Financial Industry Regulatory Authority ("FINRA") reflecting this exemption. Prior to October 1, 2015, the Partnership was exempt under the provision of subparagraph (k)(2)(ii) as its transactions were cleared through NFS on a fully disclosed basis.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make significant judgements involving estimates and assumptions regarding the potential outcome of litigation and other matters that affected the reported amounts in the financial statements and related disclosures. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, time deposits and investments in money market funds, which are readily convertible into cash. Cash equivalents have original maturities of three months or less on the date of

acquisition and are carried at fair value. A portion of the total investments in money market funds includes a fund that is sponsored by PIM.

Investments in money market funds of $10,004,285 are measured at fair value on the Statement of Financial Condition based on the quoted net asset value and are redeemable daily.

Right of Setoff

Intercompany receivables and payables are offset and the net amount is presented in the Statement of Financial Condition when the Partnership and its affiliates owe each other a determinable amount, the Partnership has the right to set off the amount owed with the amount owned by the affiliates, and the Partnership intends to set off and the right is enforceable by law.

Prepaid Expenses and Other Assets

Included in prepaid expenses are assets purchased by the Partnership that are capitalized and subsequently amortized over the period that benefits are received. Other assets consist primarily of net fixed assets and intangibles.

Fair Value Measurements

The Partnership follows Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (ASC 820). In accordance with ASC 820, fair value is defined as the price that the Partnership would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy for measuring fair value and enhancing disclosure. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level 1 - unadjusted quoted pricing in active markets for identical instruments. They include the money market funds described above.
- Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.).
- Level 3 - significant unobservable inputs (including management's own assumptions in determining the fair value of investments).

There were no financial assets and liabilities categorized as Level 2 or 3 and no transfers between levels during the year.

Dealer Commissions Payable

These costs include the commissions paid by the Partnership to the selling broker at the time of the sale for certain other sales of mutual funds where neither a front-end or back-end sales load is charged to the shareholder.

Beginning April 1, 2015, the Partnership began capitalizing dealer commissions paid on certain Class A shares for which the up-front sales charge has been waived. The net carrying value of the commissions of $2,350,303 as of December 31, 2015 is included in Prepaid expenses and other assets on the Statement of Financial Condition. This correction of an error in accounting policy from expensing to capitalizing conforms the accounting for these transactions with the Parent's accounting policy for similar transactions described above.

Income Taxes

The Partnership has elected to be taxed as a corporation under U.S. tax law. As such the Partnership and Parent participate in a tax sharing agreement with a U.S. affiliate of Lifeco, with which it files consolidated federal and certain combined state income tax returns. The U.S. affiliate assumes ultimate responsibility for the payment of all taxes in accordance with federal, state, and local laws with respect to consolidated and/or combined returns. The Partnership accounts for income taxes on the modified separate return method on its separate company financial statements. Under this method, current and deferred tax expense or benefit is determined on a separate return basis but consideration is given to taxable income or losses from other members of the affiliated group in evaluating the realizability of its deferred tax assets ("DTAs").

The Partnership establishes a valuation allowance when it determines that realization of a DTA does not meet the more likely that not standard. A valuation allowance has been established against state net operating losses of $9,227,136.

The method of settling income tax payables and receivables among the U.S. consolidated group is subject to a written agreement ("Tax Sharing Agreement"), whereby settlement is made on a separate return basis (i.e. the amount that would be due to or from the jurisdiction had an actual separate company return been filed) except for the current utilization of any net operating losses and other tax attributes by members of the affiliated group which can lead to receiving a payment when none would be received from the jurisdiction had a real separate company return been required.

The Partnership is included in the consolidated financial statements of the Parent. In accordance with the cash management corporate accounting policy between the Parent and the Partnership, the Partnership shall pay to, or receive from, the Parent an amount equal to the total provision or benefit for income taxes that the Partnership discloses on its financial statements. A settlement is made via an intercompany transaction with the Parent. As a result of this cash management corporate accounting policy, the Partnership had no current or deferred tax liabilities or assets recorded on its Statement of Financial Condition at December 31, 2015. Rather, such amounts are offset with other intercompany balances with the Parent. Beginning in 2015, the income tax balances reflected within the intercompany accounts are periodically settled at the separate company rate via a contribution from or a distribution to the Parent. There is no impact to the Statement of Loss for the rate settlement.

New Accounting Standards not yet Adopted

In August 2014, the FASB issued Accounting Standards Update ("ASU") 2015-14, *Presentation of Financial Statements – Going Concern* (Subtopic 205-40), *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,* which requires the Partnership's management to evaluate whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year from the issuance of the financial statements. This ASU is effective January 1, 2017, with early adoption permitted. The adoption of this standard is not expected to have a significant effect on the financial statements and related disclosures.

In November 2015, the FASB issued ASU 2015-17, *Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes*, which requires an entity to classify all deferred tax assets and liabilities as noncurrent. ASU 2015-17 is effective January 1, 2017 for the Partnership, with early adoption permitted. The adoption of this standard is not expected to have a significant effect on the financial statements and related disclosures.

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities.* ASU 2016-01 amends the accounting and disclosures of financial instruments, including a provision that requires equity investments (except for investments accounted for under the equity method of accounting) to be measured at fair value with changes in fair value recognized in net income/loss. ASU 2016-01 is effective January 1, 2018 for the Partnership, with early adoption permitted. The adoption of this standard is not expected to have a significant effect on the financial statements and related disclosures.

(3) RISK MANAGEMENT

The Partnership has established policies and procedures designed to identify, measure, monitor, mitigate, and report all material risks, including those associated with financial instruments. The key risks related to financial instruments are credit risk, liquidity risk and market risk (interest rate and equity). These risks have been outlined below. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors of the Parent reviews and approves all material capital transactions undertaken by management.

(a) Credit Risk

Credit risk is the risk of financial loss resulting from the failure of debtors making payments when due. The Partnership monitors its credit risk management policies continuously to evaluate their effectiveness. The maximum credit exposure is the carrying value of the assets on the Statement of Financial Condition.

(b) Liquidity Risk

Liquidity risk is the risk that the Partnership will not be able to meet all cash outflow obligations as they come due. The following policies and procedures are in place to manage this risk:

- The Partnership closely manages operating liquidity through cash flow matching of assets and liabilities.
- The Partnership has the financial support of its Parent, which maintains a $500,000,000 revolving credit agreement with a consortium of banks.
- The Partnership does not have a significant amount of financial assets that are past due at December 31, 2015.
- The Partnership anticipates that its financial liabilities will mature within the next fiscal year.

(c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors which include two types: interest rate (including related inflation) risk and equity risk.

(i) Interest Rate Risk

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability. The Partnership's primary exposures to interest rate risk arise from revenue earned by the Partnership that is dependent on the debt portfolios of Putnam sponsored funds.

(ii) Equity Risk

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. The Partnership's primary exposure to equity risk arises from revenue earned by the Partnership that is dependent on the equity portfolios of PIM sponsored funds.

(4) NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Partnership is subject to the U.S. Securities and Exchange Commission's ("SEC") and FINRA's regulations and operating guidelines, including Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Exchange Act"), which requires the Partnership to maintain a minimum amount of Net Capital, as defined by SEC Rule 15c3-1, equal to the greater of $25,000 or 6-2/3% of Aggregate Indebtedness, as defined by SEC Rule 15c3-1. In addition, the Partnership is required to maintain a Ratio of Aggregate Indebtedness, as defined by SEC Rule 15c3-1, not to exceed 15 to 1.

The Partnership's net capital, as computed pursuant to SEC Rule 15c3-1 and disclosed within schedule (g), was $22,919,831 at December 31, 2015, which was greater than the required net capital of $2,906,536 by $20,013,295. The ratio of aggregate indebtedness to net capital at December 31, 2015 was 1.90 to 1.

(5) EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

The Partnership is exempt from the reserve requirements of Rule 15c3-3 of the Exchange Act, under the provision of subparagraph (k)(1) thereof, as it does not introduce customer accounts, hold funds or securities for, or owe money or securities to, customers. The Partnership has a new membership agreement with FINRA reflecting this exemption. Prior to October 1, 2015, PRM was exempt under the provision of subparagraph (k)(2)(ii) as its transactions were cleared through another broker.

(6) TRANSACTIONS WITH PARENT AND AFFILIATES

The Partnership has significant interdependencies with its Parent and its affiliates which are described below. The Partnership is responsible for establishing processes to identify all related parties and to disclose all significant transactions involving related parties.

Intercompany balances with Parent and affiliates

The Partnership instructs third-parties to remit cash directly to the Parent and instructs the Parent to disburse cash on its behalf. The Parent also allocates certain expenses to the Partnership. Accounts receivable from/payable to Parent and affiliates represents the net of intercompany transactions between the Partnership and the Parent or affiliates due to (i) the above mentioned receipt and payment of cash by the Parent on its behalf; (ii) the recording of expense; and (iii) the previously described tax sharing arrangement. As of December 31, 2015, the Partnership had a net intercompany receivable balance of $50,743,013. The Partnership has an agreement with the Parent where if the Partnership at any point has a net intercompany payable balance, the Parent will forgive the debt. This forgiveness of debt throughout the year resulted in an increase to Partners' Capital and Accounts receivable from Parent and affiliates, net of $12,258,764 for the year ended December 31, 2015.

Intercompany balances due from affiliates as of December 31, 2015 is comprised of the following:

	December 31, 2015
Non-interest bearing, unsecured receivable/(payable)	
Due from Putnam U.S. Holdings I, LLC	$ 9,909,133
Due to Putnam Investments Management, LLC	(2,770,373)
Due to The Putnam Advisory Company, LLC	(5,726,056)
Due from Putnam Fiduciary Trust Company	13,528,469
Due from Putnam Investor Services, Inc.	35,801,840
Total accounts receivable from Parent and affiliates, net	**$ 50,743,013**

Capital Contributions from the Parent

During 2015, the Parent contributed $78,000,000 of capital in the form of cash and $12,258,764 in the form of forgiveness of debt to the Partnership. The Parent is committed to the continued funding of the Partnership's operations through fiscal 2016.

(7) COMMITMENTS AND CONTINGENCIES

From time to time, the Partnership is subject to legal actions, including class actions, arising in the normal course of business, none of which is currently expected to have a material impact on the financial statements. The Partnership also receives inquiries, including requests for documents and information, in the course of its business from various state and federal regulators inquiring about certain of the Partnership's policies and procedures. Each of these matters is handled in the ordinary course of business. The Partnership fully responds to these requests and fully cooperates with all regulatory inquiries, and there are no such matters pending that the Partnership believes could have a material adverse effect on its results of operations, cash flow, or financial position.

(8) PRIOR PERIOD ADJUSTMENTS

During the year, the Partnership corrected an error related to historical DTAs as well as the tax rate used to compute these DTAs, and an error related to capitalizing dealer commissions paid on certain Class A shares. The Partnership corrected these errors by increasing Partners' Capital at January 1, 2015. The prior year period would have had the following adjustments:

As of December 31, 2014	As Previously Reported	Correction of tax errors	Correction of dealer commission error	As Restated
Statement of Financial Condition				
Accounts receivable from Parent and affiliates, net	$ 684,148	$ 34,032,888	$ (1,297,533)	$ 33,419,503
Prepaid expenses and other assets	4,026,255	-	3,408,286	7,434,541
Total Assets	$ 97,583,375	$ 34,032,888	$ 2,110,753	$ 133,727,016
Partners' Capital	41,146,175	34,032,888	2,110,753	77,289,816
Total Liabilities and Partners' Capital	$ 97,583,375	$ 34,032,888	$ 2,110,753	$ 133,727,016

(9) SUBSEQUENT EVENTS

The Partnership evaluated subsequent events and transactions occurring after December 31, 2015 through the date these financial statements were issued. The Partnership is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
(SEC I.D. No. 8-1369)

Statement of Financial Condition
As of December 31, 2015
And Report of Independent Registered
Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.